UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Meg A. Gentle

700 Milan Street

Suite 800

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Common Units Holding, LLC 26-2292018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere LNG Holdings, LLC 20-3313086
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere LNG Terminals, Inc. 20-2452062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere LNG, Inc. 20-2342836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and restates in its entirety the Amendment No. 1 to Schedule 13D filed jointly by Cheniere Common Units Holding, LLC, Cheniere LNG Holdings, LLC, Cheniere LNG Terminals, Inc., Cheniere LNG, Inc. and Cheniere Energy, Inc. on April 3, 2008.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at 700 Milam Street, Suite 800, Houston, Texas 77002.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Cheniere Common Units Holding, LLC, a Delaware limited liability company (“Cheniere Common”), by virtue of its direct beneficial ownership of the Common Units; (ii) Cheniere LNG Holdings, LLC, a Delaware limited liability company (“Cheniere Holdings”), by virtue of its ownership of all the outstanding membership interests of Cheniere Common; (iii) Cheniere LNG Terminals, Inc., a Delaware corporation (“Cheniere Terminals”), by virtue of its ownership of all the outstanding membership interests of Cheniere Holdings; (iv) Cheniere LNG, Inc., a Delaware corporation (“Cheniere LNG”), by virtue of its ownership of all the outstanding common stock of Cheniere Terminals, and (v) Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy”), by virtue of its ownership of all the outstanding common stock of Cheniere LNG. Cheniere Common, Cheniere Holdings, Cheniere Terminals, Cheniere LNG and Cheniere Energy are collectively referred to herein as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by each such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The business address of each of the Reporting Persons is 700 Milam Street, Suite 800, Houston, Texas 77002.

(c) Each of the Reporting Persons is engaged in the energy business.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 14, 2011, the Partnership, Cheniere Energy Partners GP, LLC, a Delaware limited liability company (the “General Partner”), and Cheniere Energy Investments, LLC, a Delaware limited liability company (“Investments”), entered into a Purchase Agreement with Cheniere Common (the “Purchase Agreement”), providing for the offer and sale to Cheniere Common of 622,131 Common Units at a price of $15.25 per Common Unit, or approximately $9.5 million in the aggregate. On September 30, 2011, Cheniere Common purchased an additional 450,000 Common Units from the Partnership under the Purchase Agreement.

Cheniere Common used available cash obtained pursuant to an intercompany loan among its affiliates to acquire the Common Units under the Purchase Agreement.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) None.

(e) Cheniere Holdings as owner of the general partner of the Issuer, Cheniere Terminals as owner of Cheniere Holdings, Cheniere LNG as owner of Cheniere Terminals, and Cheniere Energy as owner of Cheniere LNG, may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interests in Securities of the Issuer.

(a) Cheniere Common is the record and beneficial owner of 11,963,488 Common Units, which in the aggregate represents approximately 38.6% of the outstanding Common Units.

Cheniere Holdings indirectly holds 135,383,831 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”) which are convertible into an equal number of Common Units. By virtue of its ownership of all the outstanding membership interests of Cheniere Common, Cheniere Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Cheniere Common.

Cheniere Terminals does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding membership interests of Cheniere Holdings, Cheniere Terminals may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

Cheniere LNG does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding common stock of Cheniere Terminals, Cheniere LNG may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

Cheniere Energy does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding common stock of Cheniere LNG, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.

(b) Cheniere Common has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 11,963,488 Common Units beneficially owned by it.

Cheniere Holdings indirectly holds 135,383,831 subordinated units which are convertible into an equal number of Common Units. By virtue of its ownership of all the outstanding membership interests of Cheniere Common, Cheniere Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Cheniere Common and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by Cheniere Common.

By virtue of its ownership of all the outstanding membership interests of Cheniere Holdings, Cheniere Terminals may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

By virtue of its ownership of all the outstanding common stock of Cheniere Terminals, Cheniere LNG may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

By virtue of its ownership of all the outstanding common stock of Cheniere LNG, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

(c) On September 13, 2011, Cheniere Common, The Bank of New York Mellon, as administrative agent and collateral agent, certain affiliates of Cheniere Common, and the lenders from time to time party thereto amended the Credit Agreement dated August 15, 2008, as amended (the “Ninth Amendment”). Under the Ninth Amendment, Cheniere Common may purchase up to $20,000,000 of newly issued Common Units of the Issuer on or before September 30, 2011 so long as such Common Units are purchased concurrently with a public offering of Common Units by the Issuer and so long as Cheniere Common purchases at least 500,000 Common Units and such Common Units are purchased by Cheniere Common at a price not greater than the per unit price at which the Common Units are sold to the public pursuant to such public offering. The Ninth Amendment will be filed as an exhibit to Cheniere Energy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

On September 19, 2011, concurrently with the Purchase Agreement, the Partnership, the General Partner and Investments entered into an Underwriting Agreement with Citigroup Global Markets Inc., as sole underwriter, providing for the offer and sale in a firm commitment underwritten offering of 3,000,000 Common Units at a price of $14.55 per Common Unit, net of underwriting discounts. Pursuant to the Underwriting Agreement, the Partnership granted the Underwriter a 30-day option to purchase up to an additional 450,000 Common Units to cover over-allotments, on the same terms as the Common Units sold in the Public Offering. The Common Units issued pursuant to the Underwriting Agreement were registered under the Securities Act of 1933, as amended, pursuant to an effective shelf registration statement on Form S-3 (File No. 333-168942).

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Not applicable

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Issuer Partnership Agreement

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the Issuer Partnership Agreement, the subordination period will extend until the first business day after the Partnership meets the financial tests set forth in the Issuer Partnership Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated October 3, 2011.

Exhibit B	Purchase Agreement, dated September 14, 2011, by and among Cheniere Energy Partners, L.P., Cheniere Energy Partners GP, LLC, Cheniere Energy Investments, LLC and Cheniere Common Units Holdings, LLC, incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed on September 19, 2011.

Exhibit C	First Amended and Restated Agreement of Limited Partnership of Cheniere Energy Partners, L.P., incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on March 26, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 3, 2011

CHENIERE COMMON UNITS HOLDING, LLC

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG HOLDINGS, LLC

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG TERMINALS, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE ENERGY, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Senior Vice President and Chief Financial Officer

Schedule A

General Partners, Executive Officers, Managers and Board of Directors

Cheniere Common Units Holding, LLC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman of the Board	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
R. Keith Teague	President and Manager	Senior Vice President – Asset Group of Cheniere Energy, Inc.	None
Meg A. Gentle	Chief Financial Officer and Manager	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere Common Units Holding, LLC, 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere LNG Holdings, LLC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman of the Board	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
R. Keith Teague	President and Manager	Senior Vice President – Asset Group of Cheniere Energy, Inc.	None

Meg A. Gentle	Chief Financial Officer and Manager	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere LNG Holdings, LLC, 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere LNG Terminals, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chief Executive Officer	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
R. Keith Teague	President and Director	Senior Vice President – Asset Group of Cheniere Energy, Inc.	None

Meg A. Gentle	Chief Financial Officer and Director	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere LNG Terminals, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere LNG, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
R. Keith Teague	President and Director	Senior Vice President – Asset Group of Cheniere Energy, Inc.	None

E. Darron Granger	Senior Vice President, Engineering and Construction	Senior Vice President, Engineering and Construction of Cheniere LNG, Inc.	None
Meg A. Gentle	Chief Financial Officer and Director	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere LNG, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere Energy, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
Walter L. Williams	Director	Previous senior executive in the oil and gas industry	15,388
Jean Abiteboul	Senior Vice President - International	Senior Vice President - International of Cheniere Energy, Inc.	None

Meg A. Gentle	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035
R. Keith Teague	Senior Vice President — Asset Group	Senior Vice President – Asset Group of Cheniere Energy, Inc.	None

H. Davis Thames	Senior Vice President — Marketing	Senior Vice President – Marketing of Cheniere Energy, Inc.	500

Greg W. Rayford	Senior Vice President and General Counsel	Senior Vice President and General Counsel of Cheniere Energy, Inc.	None

Vicky A. Bailey	Director	President of Anderson Stratton International, LLC	300
Nuno Brandolini	Director	Manager of the General Partner of Scorpion Capital Partners, L.P.	10,000
G. Andrea Botta	Director	President of Glenco LLC	None

Keith F. Carney	Director	Previous President of Dolomite Advisors, LLC	10,000
John Deutch	Director	Institute Professor at the Massachusetts Institute of Technology	5,000
Paul J. Hoenmans	Director	Previous senior executive in the oil and gas industry	150
David B. Kilpatrick	Director	President of Kilpatrick Energy Group	None

The business address for each of the persons listed above is c/o Cheniere Energy, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

(1)	All 283,100 units are held by Mr. Souki’s wife, and Mr. Souki may be deemed to possess indirect beneficial ownership of these units.

FILING STATEMENT

Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Common Units representing limited partner interests in Cheniere Energy Partners, L.P. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 will apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

October 3, 2011

CHENIERE COMMON UNITS HOLDING, LLC

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG HOLDINGS, LLC

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG TERMINALS, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE ENERGY, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Senior Vice President and Chief Financial Officer